      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997

                                                      REGISTRATION NO. 333-05685

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                  EQUITY PARTICIPATION TRUST--LOW FIVE SERIES
                (FORMERLY PROTECTED SELECT TEN PORTFOLIO--1997)
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
      INCORPORATED          1285 AVENUE OF THE         TWO WORLD TRADE
   ONE NEW YORK PLAZA            AMERICAS            CENTER--59TH FLOOR
   NEW YORK, NY 10292       NEW YORK, NY 10019       NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.       ROBERT E. HOLLEY        LAURIE A. HESSLEIN
      P.O. BOX 9051         1285 AVENUE OF THE        388 GREENWICH ST.
PRINCETON, NJ 08543-9051         AMERICAS            NEW YORK, NY 10013
                            NEW YORK, NY 10019



                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
   ONE NEW YORK PLAZA    130 LIBERTY STREET--29TH           ESQ.
   NEW YORK, NY 10292              FLOOR            450 LEXINGTON AVENUE
                            NEW YORK, NY 10006       NEW YORK, NY 10017


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: not applicable

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------



EQUITY INVESTOR FUND          The objectives of this Defined Fund are to provide
EQUITY PARTICIPATION TRUST    capital appreciation together with protection
LOW FIVE SERIES               against a loss of capital through investment in a
(A UNIT INVESTMENT            portfolio consisting of call options on the five
TRUST)                        lowest dollar price per share common stocks of the
------------------------------ten highest dividend yielding common stocks in the
                              Dow Jones Industrial Average (DJIA) as of business days before the date of this prospectus, and U.S. Treasury zero coupon bonds. The Trust will not receive any dividend income on stocks underlying the call options and is designed for those investors who are willing to commit to a five-year investment.
                              The value of units will fluctuate with the value of the securities in the Trust's portfolio and no assurance can be given that the units will appreciate in value.
                              Minimum purchase: $25,000 ($10,000 for certain
                                                        fee-based account
                                                        participants).




                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.

Prudential Securities          Prospectus dated May   , 1997.

Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets.



Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
---------------------------------------------------


Defining the Equity Participation Low Five Strategy
---------------------------------------------------

This Trust combines options on the common stocks comprising the Low Five Strategy with principal protection provided by U.S. Treasury zero coupon bonds. The Low Five Strategy invests in the five lowest dollar price per share common stocks (Low Five Stocks) of the 10 highest dividend-yielding stocks of the 30 stocks in the DJIA* for consecutive periods of one-year each and then, at the end of each period, reapplies the strategy to select a new portfolio of Low Five Stocks for the next year. The call options initially relate to the Low Five Stocks identified under Defined Portfolio. The call options will adjust for
changes in the Low Five Stocks on April   , 1998, 1999, 2000 and 2001.

The call options held by the Trust will provide capital appreciation (exclusive of any dividends payable) on the Low Five Stocks for a period of five years. The U.S. Treasury zero coupon bonds will return to investors who remain unitholders at the termination of the Trust not less than $1,000 per 1,000 units.

The Equity Participation Low Five Strategy provides a disciplined approach to investing which rejects active management. For investors who remain unitholders at termination of the Trust, the Trust can provide safety of capital if a market correction were to occur yet still allow investors to profit if market levels continue to rise.

---------------------------------------------------

Defining Your Portfolio
---------------------------------------------------

Approximately [  ]% of the initial value of the Trust's portfolio consists of
call options. The call options will expire on [     ], however, it is
anticipated that the Sponsors will direct the Trustee to sell the call options approximately [ ] days prior to their expiration. Each of the call options is an obligation of a financial institution whose long-term debt is rated at least
[  ] by [       ].

On the initial date of deposit, the Low Five Stocks underlying the call options represented the following industries:

                                                                     APPROXIMATE
                                                               BASKET PERCENTAGE

/ / Oil/Gas-International                                                      %
/ / Forest Products and Paper                                                  %
/ / Manufacturing                                                              %
/ / Utilities/Telecommunications                                               %
/ / Auto Manufacturing                                                         %

The balance of the Trust's Portfolio consists of U.S. Treasury zero coupon bonds maturing on or shortly before the expiration of the call options plus cash in an amount sufficient to pay estimated annual expenses of the Trust. A zero coupon bond is purchased at a discount from its face amount while the Trust will receive the bond's face value at maturity. The Sponsors anticipate that these bonds will appreciate by the expiration of the call options to an amount equal in value to not less than $1,000 per 1,000 units.
---------------------------------------------------

Defining Your Risks
---------------------------------------------------

The value of your units will fluctuate with the value of the call options and U.S. Treasury zero coupon bonds held in the Trust's portfolio. The value of the call options could be affected by changes in the financial condition of the issuers of the options and of the issuers of the Low Five Stocks themselves. The obligations of the issuers of the call options are not collateralized or otherwise secured. Accordingly, in the event of the failure by an issuer of a call option to perform its obligations under a call option, the Trust will be an unsecured creditor of that issuer.

The Low Five Stocks generally have lower prices and therefore higher yields relative to the other stocks in the DJIA because they may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity, or they may be reacting to general market cycles. Investing in these stocks is considered contrarian in nature. The Low Five Stocks do not reflect any investment recommendations of the Sponsors and one or more of the Low Five Stocks may, from time to time, be


----------------------------
* The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

subject to sell recommendations from one or more of the Sponsors.


There can be no assurance that the market factors that caused the relatively low prices and high yields of the Low Five Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that share prices will not decline further during the life of the Trust or that the Low Five Stocks will continue to be included in the DJIA.


The value of the U.S. Treasury zero coupon bonds could be affected by movements in bond prices and interest rates generally. However, the bonds' face amount at maturity is backed by the full faith and credit of the U.S. Government.


The value of the call options will be affected by the price movements of the Low Five Stocks, the level of interest rates generally and the time to expiration. The value of a call option does not increase or decrease at the same rate as the underlying Stocks (although they move in the same direction). However, as an option approaches its expiration, its value increasingly corresponds with the price of the Low Five Stocks.

The Trust is designed for those investors who desire protection from a market correction with upside participation (exclusive of any dividends) if the domestic equity markets continue to increase in price. The Trust is not an appropriate investment for those who are not comfortable with or are unable or unwilling to assume the risk involved with the Equity Participation Low Five Strategy nor for investors who are unwilling to commit to a five year investment. Because the Trust is designed to return to investors $1,000 per 1,000 Units at its termination, if you redeem or sell prior to termination of the Trust, you may receive less.

While the call options relate to the five lowest dollar price per share common stocks of the 10 highest-yielding stocks in the DJIA, the call options do not pass through any dividends payable on the Low Five Stocks and the Trust will not receive any dividend income. The Trust is therefore not appropriate for investors seeking any current income.

Unlike a mutual fund, the Trust is not actively managed and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer of a Low Five Stock or any market movement in the price of a call option or a Low Five Stock will not require the sale of a call option or any other change in the Trust's portfolio.

---------------------------------------------------

Defining Your Investment
---------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                                  $1,030.00

The Public Offering Price as of           , 1997, the business day prior to the
initial date of deposit is based on the aggregate value of the underlying call
options and zero coupon bonds ($           ) plus cash (including any cash held
to purchase securities), divided by the number of units outstanding (        )
times 1,000, plus the up-front sales charge (if applicable). The Public Offering Price on any subsequent date will vary. The call options and zero coupon bonds
are valued by the Evaluator at [    ] p.m. Eastern time on every business day.

DISTRIBUTIONS

The Trust will pay no distributions until the termination date.

TAXES

Investors will be required to include original issue discount with respect to the zero coupon bonds in income as its accrues, prior to the Trust's receipt of cash payments on the zero coupon bonds. Gain or loss recognized by an investor on a sale of Units, or on the Trust's sale of zero coupon bonds or an interest in the call option, will be capital gain or loss. Counsel is of the opinion that, although the issue is not entirely free from doubt, gain or loss recognized by an investor on the cash settlement of the call option will be capital gain or loss.


TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.

TERMINATION DATE


The Trust will terminate by           , 2002. The final distribution will be
made within a reasonable time afterward. The Trust may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Trust will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary
market price of units and a gain or a loss of $      on the initial deposit of
the securities (see Sponsors' and Underwriters' Profits in Part B).

---------------------------------------------------

Defining Your Costs
---------------------------------------------------

SALES CHARGES


Investors, other than participants in a qualified fee-based account offered by a Sponsor, will pay a maximum up-front sales charge of 3% of the net amount invested. Additionally, investors, other than participants in a qualified
fee-based account offered by a Sponsor, who redeem their units prior to [     ],
2002, will pay a deferred sales charge of 1% of the then current net asset value of a unit. In no event, however, will the aggregate of up-front and deferred sales charges exceed an amount equal to 6.25% of the net amount invested on the initial date of deposit.

This table shows the maximum costs and expenses you would pay, directly or indirectly, if you invested in this Trust.


                               As a %      Amount
                               of Net       per
                               Amount      1,000
                              Invested     Units
                              ---------   --------
Maximum Up-Front Sales
 Charge                             3.00% $   30.00
Maximum Deferred Sales
  Charge                            3.25% $   32.50
                              ---------   --------
Maximum Sales Charge                6.25% $   62.50
                              ---------   --------
                              ---------   --------


ESTIMATED ANNUAL TRUST OPERATING EXPENSES


                            As a %
                            of Net      Amount per
                            Assets      1,000 Units
                          -----------   -----------
Trustee's Fee%                          $
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees%                  $
Evaluator's Fee%                        $
Organizational Expenses%                $
Other Operating
  Expenses%                             $
                          -----------   -----------
TOTAL%                                  $


These estimates do not include the costs of purchasing and selling the call options or the bonds.

This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust--as is common for mutual funds.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years
  $         $         $



This information is presented to permit a comparison of fees. The example uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem your units or sell your units at any time prior to the termination of the Trust. Your price will be based on the then current net asset value (generally based on the lower, bid side evaluation of the call options and zero coupon bonds, as determined by an independent evaluator) plus principal cash. The bid side redemption and secondary market repurchase price as of
       , 1997 was $      per 1,000 units ($     per 1,000 units less than the
Public Offering Price). After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating call options and zero coupon bonds to meet the redemption,
currently estimated at $    per 1,000 units.

If you sell your units before [      , 2002], investors, other than participants
in a qualified fee-based account offered by a Sponsor, will also pay a deferred sales charge of 1% of the net asset value at that time.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund

Equity Participation Trust--Low Five Series                               , 1997

Defined Asset Funds

The Portfolio consists of the following:

Call Options:


                                                                                   PERCENT-
                                                                 EXERCISE           AGE OF           COST TO
NAME OF ISSUER                                                   DATE(1)           TRUST(2)          TRUST(3)
--------------------------------------------------------     ----------------      ---------      --------------
1.%                                                                                               $
2.
3.


Zero Coupon Bonds:


MATURITY DATE                                                 FACE AMOUNT
-------------------------------------------------------     ----------------
1.
2.
                                              ----------      --------------
Total%                                        $
                                              ----------      --------------
                                              ----------      --------------

                          ----------------------------

The call options initially cover the following Common Stocks:


                                                             NUMBER OF SHARES                        CURRENT
                                                              UNDERLYING EACH        TICKER          DIVIDEND
NAME OF ISSUER(4)                                                 OPTION             SYMBOL          YIELD(5)
-------------------------------------------------------     -------------------      -------      --------------
1.
2.
3.
4.
5.


----------------------------

(1) The Trustee will seek to sell the call options to third party purchasers at least five business days before their respective exercise dates.

(2) Based on Cost to Trust.

(3) Valuation by the Evaluator at the evaluation time on           , 1997.

(4) Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of Low Five Stocks during the last three years. Affiliates of the Sponsors may serve as specialists in Low Five Stocks on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the Low Five Stocks. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

(5) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on , 1997.

--------------------------------------------------------------------------------


                            Performance Information
--------------------------------------------------------------------------------

The following table compares the actual performance of the Dow Jones Industrial Average and the hypothetical performance of approximately equal amounts invested in each of the Low Five Stocks (but not the Trust) at the beginning of each year and reinvesting the proceeds annually for the past 20 years, as of December 31 in each of these years. These results represent past performance of the Low Five Stocks, and may not be indicative of future results of the Low Five Stocks, the Low Five Strategy or the Trust. The Low Five Stocks underperformed the DJIA in certain years. Also, an investment in the Trust will not realize as high a total return as a direct investment in the Low Five Stocks, since the Trust has sales charges and expenses and will not receive any dividend income. Actual performance of the Trust will also differ from quoted performance of the Low Five Stocks and the DJIA because the quoted performance figures are annual figures based on closing sales prices on December 31, while the call options
provide for annual readjustment on    [  ] of each year and the Trust will
terminate no later than , 2002.
             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
  (FIGURES DO NOT REFLECT SALES CHARGES, COMMISSIONS, FUND EXPENSES OR TAXES)


                            DOW JONES
           LOW FIVE         INDUSTRIAL
          STOCKS(1)       AVERAGE (DJIA)
        --------------    --------------
YEAR    APPRECIATION(2)   APPRECIATION(2)
----    --------------    --------------
1976%                               17.86%
1977                               -17.27
1978                                -3.15
1979                                 4.19
1980                                14.93
1981                                -9.23
1982                                19.60
1983                                20.30
1984                                -3.76
1985                                27.66
1986                                22.58
1987                                 2.26
1988                                11.85
1989                                26.96
1990                                -4.34
1991                                20.32
1992                                 4.17
1993                                13.72
1994                                 2.14
1995                                33.45
1996                                26.01


----------------------------

(1) For any given year, the ten highest yielding DJIA stocks from which the Low Five Stocks were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.

(2) Appreciation for the Low Five Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opeining value on the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA on the first trading day in each year from the closing value of the DJIA on the last trading day in that year, and dividing the result by the opening value of the DJIA on the first trading day in that year.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Equity Participation Trust--Low Five Series, Defined Asset Funds (the 'Trust'):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Trust as of           , 1997. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Trust as of           ,
1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
, 1997

               STATEMENT OF CONDITION AS OF                , 1997


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$
Cash.....................................................
Organizational Costs(2)..................................
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
    Accrued Liability(2).................................$
                                                         --------------------
    Subtotal
                                                         --------------------
Interest of Holders of         Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$
  Gross underwriting commissions(5)......................                   ()
                                                         --------------------
    Subtotal
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------


------------


        (1) Aggregate cost to the Trust of the securities listed under Defined
Portfolio determined by the Evaluator at 4:00 p.m., Eastern time on           ,
1997. The contracts to purchase securities are collateralized by an irrevocable
letter of credit which has been issued by                                 , in
the amount of $          and deposited with the Trustee. The amount of the
letter of credit includes $          for the purchase of securities.

        (2) This represents a portion of the Trust's organizational costs which will be deferred and amortized over a one-year period. Organizational costs have
been estimated based on projected total assets of $   million. To the extent the
Trust is larger or smaller, the estimate may vary.

        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units net asset value only for that day. The Public Offering Price on any subsequent business day will vary.

        (4) Aggregate public offering price computed on the basis of the value
of the underlying securities at 4:00 p.m., Eastern time on           , 1997.

        (5) Assumes the maximum up-front sales charge per 1,000 units of 3.00% of the net amount invested.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B

       EQUITY INVESTOR FUND EQUITY PARTICIPATION TRUST -- LOW FIVE SERIES

            FURTHER INFORMATION REGARDING THE TRUST MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                              PAGE
                                              ----
Trust Description..........................      1
Risk Factors...............................      3
How to Buy Units...........................      4
How to Redeem or Sell Units................      5
Income and Distributions...................      6
Trust Expenses.............................      6
                                              PAGE
                                              ----
Taxes......................................      7
Records and Reports........................      8
Trust Indenture............................      9
Miscellaneous..............................      9
Exchange Option............................     11
Supplemental Information...................     12



TRUST DESCRIPTION

    The Trust seeks to provide both capital appreciation and protection against a loss of capital over a five year period through an investment in call options on common stocks and zero coupon bonds.

    THE EQUITY PARTICIPATION LOW FIVE STRATEGY. The Trust seeks capital appreciation by following a simple strategy: investing annually in the five lowest dollar price per share common stocks of the ten highest dividend yielding stocks in the Dow Jones Industrial Average*. The Trust applies this strategy over a five year period by investing in call options on the Low Five Stocks and by adjusting the common stocks underlying the call options to reflect the annual change in the composition of the Low Five Stocks. In addition, the Equity Participation Low Five Strategy provides protection from a loss of capital through investment in zero coupon bonds which appreciate in value over the life of the Trust.


    THE DOW JONES INDUSTRIAL AVERAGE. The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The Dow Jones Industrial Average includes some of the most well-known, widely followed and highly capitalized companies in America. These companies are major factors in their industries. These companies file information with the SEC which is available free of charge upon request from the Trustee.
--------------

    * The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Trust or in the selection of securities included in the Trust's portfolio and has not reviewed or approved any information included in this Prospectus.

    LIST AS OF OCTOBER 1, 1928                CURRENT LIST
----------------------------------------------------------------------
Allied Chemical                    Allied Signal
American Can                       Aluminum Co. of America
American Smelting                  American Express
American Sugar                     AT&T
American Tobbaco                   Boeing
Atlantic Refining                  Caterpillar
Bethlehem Steel                    Chevron
Chrysler                           Coca-Cola
General Electric                   Du Pont
General Motors                     Eastman Kodak
General Railway Signal             Exxon
Goodrich                           General Electric
International Harvester            General Motors
International Nickel               Goodyear
Mack Trucks                        Hewlett-Packard
Nash Motors                        IBM
North American                     International Paper
Paramount Publix                   Johnson & Johnson
Postum, Inc.                       J.P. Morgan & Co.
Radio Corporation of America (RCA) McDonald's
Sears Roebuck                      Merck
Standard Oil of New Jersey         Minnesota Mining & Manufacturing
Texas Corporation                  Philip Morris
Texas Gulf Sulphur                 Procter & Gamble
Union Carbide                      Sears Roebuck
United States Steel                Travelers Group
Victor Talking Machine             Union Carbide
Westinghouse Electric              United Technologies
Woolworth                          Wal-Mart Stores
Wright Aeronautical                Walt Disney



    THE CALL OPTIONS. The Trust seeks capital appreciation through the acquisition of call options on the Low Five Stocks. The call options have been issued by financial institutions whose long-term debt obligations are rated at
least [    ] by [    ]. The call options will expire approximately [  ] days
after the Trust's termination. The Sponsors anticipate that they will direct the Trustee to sell the call options prior to the maturity of the call options. The call options do not pass through any dividends payable on the Low Five Stocks. As a result, the options are priced lower than comparable investments that account for dividends.

    THE ZERO COUPON BONDS. The zero coupon bonds are designed to ensure that unit holders will always receive at the termination of the Trust not less than $1,000 per 1,000 units. The bonds were purchased at a discount and do not make any payments of interest before their maturity. The Trust only has the right to receive a fixed payment at the bonds' maturity.

THE LOW FIVE STOCKS

    The call options provide capital appreciation on the five lowest dollar price per share common stocks of the ten common stocks in the DJIA having the highest dividend yields as of the dates indicated in Part A. 'Highest dividend yield' is calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on the DJIA

Stocks and dividing the result by its closing sales price. Since the Trust does not hold the actual stocks, it will not receive, nor will the value of the call options reflect, any dividends paid by the underlying stocks.

    The Low Five Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the DJIA, an industry or the economy generally. The options may relate to a stock that the Sponsors do not recommend for purchase and, in fact, any Sponsor may have sell recommendations on a number of the Low Five Stocks subject to the options from time to time. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.


    The deposit of the call options and the zero coupon bonds (together, the 'Securities') in the Fund on the initial date of deposit established a proportionate relationship based on the face amount of the bonds and the number of shares of each Strategy Stock underlying the call options. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly their proportionate relationship at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon its availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

    Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investment because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because any associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.


    Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Trust's portfolio will change somewhat over time as Securities are purchased upon creation of additional Units, as Securities are sold or call options exercised to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

    The Trust follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Trust's portfolio is regularly reviewed, because of the Low Five Strategy, the Trust is unlikely to sell any of the call options or zero coupon bonds or exercise any of the call options other than to satisfy redemptions of units. More specifically, except for an adverse development affecting the issuer of a call option, adverse developments concerning a decline in the value of the option, adverse developments concerning a bond, or adverse developments concerning a Low Five Stock including the adverse financial condition of the issuer of a Low Five Stock, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price, or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the call options or zero coupon bonds detrimental to the interest of investors, will generally not cause the Trust to dispose of a call option or bond. Furthermore, other than the annual adjustment, the Low Five Stocks underlying the options do not change even if a Low Five Stock ceases to be ranked among the five lowest dollar price per share stocks of the ten highest-dividend yielding stocks in the DJIA or is deleted from the DJIA.

RISK FACTORS

    An investment in the Trust entails certain risks, including the risk that the value of your investment will decline if the value of the call options decrease due to the impaired financial condition of the issuers of the call options or the Low Five Stocks or a decline in the general condition of the stock market. The obligations of the issuers of the call options are not collateralized or otherwise secured. Accordingly, in the event of the failure by an issuer of a call option to perform its obligations, the Trust will be an unsecured creditor of that issuer. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Equity markets have been at historically high levels and no assurance can be given that these levels will continue.

    The trading prices of the call options will be directly affected by the trading prices of the Low Five Stocks as well as by the time to maturity of the call options and the level of interest rates generally. The market for the call options is likely to influence and be influenced by the market for Low Five Stocks. For example, the prices of Low Five Stocks could be depressed by investors' anticipation of the potential distribution into the market of substantial amounts of Low Five Stocks on the termination date and by hedging or arbitrage activity that may develop involving the call options and the Low Five Stocks. The Sponsors believe that there should be a readily available market among institutional investors for the call options in the event it is necessary to sell the options to meet redemptions of units.

    The Trust seeks to provide protection against a loss of capital by investing in the zero coupon bonds. The zero coupon bonds pay no income until maturity. The sale of units before the zero coupon bonds' maturity at a time when interest rates have increased would involve greater market risk than investment in a fund holding comparable debt obligations which pay interest currently. Because the Trust is designed to return to investors $1,000 per 1,000 Units at its termination, if you redeem or sell prior to termination of the Trust, you may receive less.

    The Low Five Stocks may be concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Set forth below is a brief description of certain risks associated with the Low Five Stocks. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

LITIGATION AND LEGISLATION

    The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of the Low Five Stocks and, consequently, the call options. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the call options or zero coupon bonds in the Trust's portfolio, the issuers of the call options or the issuers of the Low Five Stocks. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in the Low Five Stocks. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Low Five Stocks or the call options to achieve their business goals.

LIFE OF THE TRUST; TERMINATION

    The Trust will be terminated no later than the termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Trust may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Trust early will be based on factors such as the size of the Trust's portfolio relative to its original size, the ratio of Trust expenses to income, and the cost of maintaining a current prospectus.

    Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will dispose of any Securities remaining in the Trust's portfolio. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

    Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Trust's portfolio and other assets and liabilities of the Trust.

PUBLIC OFFERING PRICE

    Units purchased by participants in a qualified fee-based account offered by a Sponsor will not be subject to any up-front or deferred sales charge. Other investors are charged a combination of up-front and deferred sales charges. The maximum up-front sales charge is equal to 3% of the net amount invested or, for quantity purchases of units by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the net amount invested:


                                APPLICABLE SALES
                                     CHARGE
                              (GROSS UNDERWRITING
                                    PROFIT)
                               AS % OF NET AMOUNT
AMOUNT PURCHASED                    INVESTED
--------------------------   ----------------------
Less than $      .........%
$      to $      .........
$       to $       .......
$       or more...........


    The deferred sales charge is a one-time charge assessed against investors
who redeem Units prior to       , 2002. The deferred sales charge is equal to 1%
of the net asset value of a Unit at the time of redemption and will be deducted from the redemption or repurchase proceeds payable to a redeeming investor. The up-front and deferred sales charges will not, in the aggregate, exceed an amount equal to 6.25% of the offering price on the initial date of deposit.

EVALUATIONS

    Evaluations are determined by an independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas and the following federal holidays: Martin Luther King's birthday, Columbus Day and Veterans Day. Neither the Sponsors, the Trustee nor the Evaluator guarantee the enforceability, marketability or price of any Securities or will be liable for errors in the Evaluator's judgment. The value of the call options, which have no readily ascertainable market value, will be determined in good faith. The fees of the Evaluator will be borne by the Trust.


NO CERTIFICATES

    All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

    You can redeem your Units at any time for net asset value less any uncollected sales charge. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS

    You can always redeem your Units for net asset value less any uncollected sales charge. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.


    Within seven days after the receipt of your request (any any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of any sales charges, market movements or changes in the Trust's portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, cash and the value of any other Trust assets; deducting any unpaid taxes or other governmental charges, accrued but unpaid Trust expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Trust liabilities; and dividing the result by the number of outstanding Units. Net asset value will be reduced by the amount of any applicable deferred sales charges and after the initial offering period will also be reduced to reflect the cost to the Trust of liquidating Securities to pay the redemption price.


    As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.


    The Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Trust. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Trust.

    Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, subject to applicable federal and state laws governing the transfer of restricted securities and all other applicable legal restrictions, a portion of each Security (less any applicable deferred sales charge) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.


    Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS


    The Sponsors, while not obligated to do so, will buy back Units at net asset value as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the Trust's portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

    The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

INCOME AND DISTRIBUTIONS

INCOME AND DISTRIBUTIONS

    The Trust has no current income, thus it pays no distributions until the termination date.

TRUST EXPENSES

    Estimated annual Trust expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions, if any, payable by the Trust in purchasing and selling Securities. The Trustee's annual fee is payable on a monthly basis. The Trustee also benefits when it holds cash for the Trust in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Trust and other legal fees and expenses, Trust termination expenses and any governmental charges. The Trustee has a lien on Trust assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per 1,000 Units to reimburse them for the cost of providing portfolio supervisory services to the Trust. While the fee may exceed their costs of providing these services to the Trust, the total supervision fees from all Series of Equity Investor Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

    Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Trust and amortized over a one-year period. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Trust. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

    The following discussion addresses certain tax consequences of an investment in Units that are held as capital assets and does not address the tax consequences of an investment in Units by dealers, financial institutions, insurance companies or other persons subject to special tax rules.

    In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

       The Trust is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered to be the owner of a pro rata portion of each asset in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code').

       The zero coupon bonds will be considered to have been issued at an original issue discount for federal income tax purposes. As a result, investors will be required to include original issue discount in respect of the zero coupon bonds in income as it accrues, in accordance with a constant yield method based on a compounding of interest, before the Trust's receipt of cash payments attributable to such income. Under the constant yield method, investors generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. The tax basis of an investor's pro rata share of zero coupon bonds will be increased by the amount of original issue discount that the investor includes in income.

       An investor will recognize gain or loss (if any) when he sells or redeems all or some of his Units for cash; when the Trust sells zero coupon bonds or an interest in the call option; and at maturity of the zero coupon bonds. The gain or loss will be capital gain or loss. An investor will also recognize gain or loss (if any) upon exercise of the call option by the Trust. Counsel is of the opinion that, while the issue is not entirely free from doubt, gain or loss arising from the Trust's exercise of the call option will be capital gain or loss.

       Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if the asset is held for one year or less. The lower net capital gain tax rate will be unavailable to those noncorporate investors who have held their Units for less than a year and a day at the time they sell or redeem their Units for cash or on the mandatory termination date. The deduction of capital losses is subject to limitations.

       An investor's basis in his Units will equal the cost of his Units, including any up-front sales charge, plus the amount of original issue discount and acquisition discount in respect of the zero coupon bonds that the investor includes in income. A portion of the sales charge is deferred until the termination of the Trust or the redemption of Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the deferred sales charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the deferred sales charge amount or any amount used to pay organizational expenses.

       An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current ongoing expenses paid by the Trust only to the extent that this amount, together with the investor's other miscellaneous deductions, exceeds 2% of his adjusted gross income. In addition, the Code further restricts the ability of an individual investor with an adjusted
    gross income in excess of a specified amount (for 1997, $       or $
    for a married persons filing a separate return) to deduct his pro rata share of Trust expenses.

       Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the investors in the same manner as for federal income tax purposes.

       The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard.

                                   *  *  *  *

    The Trustee will furnish information returns to each investor and to the Internal Revenue Service.

RETIREMENT PLANS

    The Trust may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsors of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

    Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

    Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under
Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.


    Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.

RECORDS AND REPORTS

    The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Trust, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.


    The Trustee sends each investor of record an annual report summarizing transactions in the Trust's accounts, including amounts distributed from them, any portfolio securities purchased or sold, listing securities held and the number of Units outstanding and the Redemption Price per 1,000 Units at year end, and the fees and expenses paid by the Trust, among other matters. Trust accounts are audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.


TRUST INDENTURE

    The Trust is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

    The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Trust without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.


    The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsor and Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.


    Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Trust or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

    The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.


MISCELLANEOUS

LEGAL OPINION

    The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

    The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

    The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the New York State banking authorities.

SPONSORS

    The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

    The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Trust and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to Defined Asset Funds.

PUBLIC DISTRIBUTION

    During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

    Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units.

The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Trust (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include any sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION


    The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending December 31, 1996, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.


Stocks (S&P 500)
20 yr                                      14.55%
10 yr                                        15.28%

Small-company stocks
20 yr                                                 17.84%
10 yr                                12.98%

Long-term corporate bonds
20 yr                      9.71%
10 yr                      9.48%

U.S. Treasury bills (short-term)
20 yr              7.28%
10 yr        5.46%

Consumer Price Index
20 yr       5.15%
10 yr  3.70%




Source: Ibbotson Associates. Used with permission. All rights reserved.


DEFINED ASSET FUNDS

    For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

    Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

    One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Defined equity funds offer growth potential and some protection against inflation.

EXCHANGE OPTION

    You may exchange Units for units of other Select Ten Portfolios subject only to the remaining deferred sales charge on the units received. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 2.70%, for Units of this Trust at their relative net asset values, subject only to a reduced sales charge, or to any remaining deferred sales charge, as applicable.

    To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

    As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

    Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Trust, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Trust.

                              Defined
                              Asset FundsSM



SPONSORS:                          EQUITY INVESTOR FUND
Merrill Lynch,                     EQUITY PARTICIPATION TRUST--
Pierce, Fenner & Smith IncorporatedLOW FIVE SERIES

Defined Asset Funds
P.O. Box 9051                      This Prospectus does not contain all of the
Princeton, NJ 08543-9051           information with respect to the investment
(609) 282-8500                     company set forth in its registration
Smith Barney Inc.                  statement and exhibits relating thereto which
Unit Trust Department              have been filed with the Securities and
388 Greenwich Street--23rd Floor   Exchange Commission, Washington, D.C. under
New York, NY 10013                 the Securities Act of 1933 and the Investment
(212) 816-4000                     Company Act of 1940, and to which reference
PaineWebber Incorporated           is hereby made. Copies of filed material can
1200 Harbor Boulevard              be obtained from the Public Reference Section
Weehawken, NJ 07087                of the Commission, 450 Fifth Street, N.W.,
(201) 902-3000                     Washington, D.C. 20549 at prescribed rates.
Prudential Securities Incorporated The Commission also maintains a Web site that
One New York Plaza                 contains information statements and other
New York, NY 10292                 information regarding registrants such as
(212) 778-6164                     Defined Asset Funds that file electronically
Dean Witter Reynolds Inc.          with the Commission at http://www.sec.gov.
Two World Trade Center--59th Floor ------------------------
New York, NY 10048                 No person is authorized to give any
(212) 392-2222                     information or to make any representations

EVALUATOR:                         with respect to this investment company not

                                   contained in its registration statement and
                                   related exhibits; and any information or
                                   representation not contained therein must not
                                   be relied upon as having been authorized.
TRUSTEE:                           ------------------------
The Chase Manhattan Bank           When Units of this Trust are no longer
Customer Service Retail Department available, this Prospectus may be used as a
Bowling Green Station              preliminary prospectus for a future series;
P.O. Box 5187                      in which case investors should note the
New York, NY 10274-5187            following:
1-800-323-1508                     Information contained herein is subject to
                                   amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                              -- /97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated       8-7221
          Smith Barney Inc. ................................       8-8177
          PaineWebber Incorporated..........................      8-16267
          Prudential Securities Incorporated................      8-27154
          Dean Witter Reynolds Inc. ........................      8-14172


                          ----------------------------


B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated     13-5674085
          Smith Barney Inc. ................................     13-1912900
          Prudential Securities Incorporated................     22-2347336
          Dean Witter Reynolds Inc. ........................     94-0899825
          PaineWebber Incorporated .........................     13-2638166
          The Chase Manhattan Bank, Trustee.................     13-4994650


                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The following exhibits:


*1.1    --Form of Trust Indenture.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).


----------------------------

* To be filed by amendment.

                                   SIGNATURES
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 5TH DAY OF MAY, 1997.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466


     HERBERT M. ALLISON, JR.
     BARRY S. FREIDBERG
     EDWARD L. GOLDBERG
     STEPHEN L. HAMMERMAN
     JEROME P. KENNEY
     DAVID H. KOMANSKY
     DANIEL T. NAPOLI
     THOMAS H. PATRICK
     JOHN L. STEFFENS
     DANIEL P. TULLY
     ROGER M. VASEY
     ARTHUR H. ZEIKEL
     By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


     STEVEN D. BLACK
     JAMES BOSHART III
     ROBERT A. CASE
     JAMES DIMON
     ROBERT DRUSKIN
     ROBERT H. LESSIN
     WILLIAM J. MILLS, II
     MICHAEL B. PANITCH
     PAUL UNDERWOOD

     By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:


     DONALD B. MARRON
     JOSEPH J. GRANO, JR.
     By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Numbers:
                                                              33-41631 and
                                                              333-15919


     ROBERT C. GOLDEN
     ALAN D. HOGAN
     A. LAURENCE NORTON, JR.
     LELAND B. PATON
     VINCENT T. PICA II
     MARTIN PFINSGRAFF
     HARDWICK SIMMONS
     LEE B. SPENCER, JR.
     BRIAN M. STORMS

     By RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


     RICHARD M. DeMARTINI
     ROBERT J. DWYER
     CHRISTINE A. EDWARDS
     CHARLES A. FIUMEFREDDO
     JAMES F. HIGGINS
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     RICHARD F. POWERS III
     PHILIP J. PURCELL
     THOMAS C. SCHNEIDER
     WILLIAM B. SMITH
     By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)